UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

Family Dollar Stores, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

307000109

(CUSIP Number)

Howard R. Levine, P.O. Box 1017, 10401 Monroe Road, Charlotte, North Carolina, 28201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 19, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 307000109	SCHEDULE 13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Howard R. Levine
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,861,324(1)(2)(3)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,861,324(1)(2)(3)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,861,324(1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%(4)
14	TYPE OF REPORTING PERSON IN

(1)	The filing of this Schedule 13D shall not be construed as an admission by Howard R. Levine (“Mr. Levine”) that he is the beneficial owner of any of the securities covered hereby for any purposes other than Section 13(d) of the Act.

(2)	Mr. Levine exercises voting and dispositive power over the 5,421,331 shares of common stock of Family Dollar Stores, Inc. held by the two trusts described in Item 6 of this Schedule 13D.
(3)	This number does not include 1,025 shares owned by Mr. Levine’s wife. Mr. Levine disclaims beneficial ownership of the shares owned by his wife.
(4)	Based on the 138,377,159 shares of common stock outstanding as of December 28, 2009, as reported on the Issuer’s Form 10-Q for the quarter ended November 28, 2009, filed on January 6, 2010.

SCHEDULE 13D

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to the common stock of Family Dollar Stores, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are P.O. Box 1017, 10401 Monroe Road, Charlotte, North Carolina, 28201-1017.

Item 2.	Identity and Background.

This statement on Schedule 13D is being filed pursuant to Rule 13d-1 under the Exchange Act, by the person listed below (the “Reporting Person”).

(a) The name of the Reporting Person is Howard R. Levine.

(b) Mr. Levine’s business address is P.O. Box 1017, 10401 Monroe Road, Charlotte, North Carolina, 28201-1017.

(c) Mr. Levine is Chairman of the Board and Chief Executive Officer of Family Dollar Stores, Inc., located at the address indicated in clause (b) above.

(d) Mr. Levine has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years.

(e) In the past five years Mr. Levine has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Levine is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

Prior to January 19, 2010 Mr. Levine beneficially owned an aggregate 4,439,993 shares of the Company. Mr. Levine acquired these shares through purchases with personal funds, annual distributions from the trusts described below under Item 6, and the receipt of shares upon exercise of stock options or vesting of stock options awarded as compensation from the Company.

On January 19, 2010 Mr. Levine acquired voting and dispositive power over an additional 5,421,331 shares of the Company following the modification of two trusts as described below under Item 6. The modifications occurred by agreement between the grantor and the beneficiaries of each of the trusts pursuant to state law. No consideration was paid in connection with these modifications.

Item 4.	Purpose of Transaction.

The trusts were modified to give Mr. Levine voting and dispositive power over the shares of the Company held by the trusts. Mr. Levine, in his capacity as beneficial owner of shares of common stock (as opposed to his capacity as an officer and director of the Company), does not currently have any specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; however, Mr. Levine, in his capacity as beneficial owner of shares of common stock, may develop or consider such specific plans or proposals in the future. We remind investors and other readers that this document addresses Mr. Levine in his capacity as a stockholder and should not be read as disclosure about the intentions, purposes or plans of the Company, of which Mr. Levine is both an officer and a director. Investors and other readers are directed to the filings by the Company with the Securities and Exchange Commission for disclosure about the Company.

Item 5.	Interest in Securities of the Issuer.

(a), (b) As of January 19, 2010 Mr. Levine beneficially owns 9,861,324 shares, representing 7.1% of the outstanding common stock of Family Dollar Stores, Inc. These shares include 5,421,331 shares that are held by two trusts over which Mr. Levine exercises sole voting and dispositive power as described in Item 6 and 321,147 shares that Mr. Levine may acquire beneficial ownership of within 60 days of this report by exercising stock options that were granted to him pursuant to the Company’s 2006 Incentive Plan (as defined in Item 6 below). Mr. Levine has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of, all of these shares.

(c) There were no transactions in common stock effected by Mr. Levine in the past 60 days.

(d) No other person has the right to receive or the power to direct the receipt of the dividends from, or proceeds from the sale of, such securities.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Levine is the current beneficiary of two trusts that hold 5,421,331 shares of common stock of the Company. Prior to January 19, 2010, sole voting and dispositive power of the shares held by each trust was directed by a corporate trustee. On January 19, 2010, each trust was modified by agreement between the grantor and the beneficiaries to give Mr. Levine the ability to direct the voting and disposition of the shares of the Company, in his discretion. Mr. Levine may appoint another person or entity to direct the voting and disposition of the shares in his discretion.

Mr. Levine has received equity-based compensation from the Company in the form of stock options and performance shares pursuant to Family Dollar Stores, Inc.’s 2006 Incentive Plan. The terms of the 2006 Plan are incorporated by reference as exhibits hereto.

Item 7.	Material to be Filed as Exhibits.

(a) Family Dollar Stores, Inc. 2006 Incentive Plan (filed as Exhibit 10.4 to the Company’s Form 10-Q filed with the SEC on January 7, 2009).

(b) Family Dollar Stores, Inc. 2006 Incentive Plan Guidelines for Long-Term Incentive Performance Share Rights Awards (filed as Exhibit 10.1 to the Company’s Form 8-K filed with the SEC on October 16, 2009).

(c) Family Dollar Stores, Inc. 2006 Incentive Plan 2006 Non-Qualified Stock Option Grant Program (filed as Exhibit 10.3 to the Company’s Form 8-K filed with the SEC on January 25, 2006).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2010

By:	/S/ HOWARD R. LEVINE
Name:	Howard R. Levine

6